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                                                                     EXHIBIT G-1


Conectiv, Inc. (70-      )

Notice of Proposal to Adopt a Stockholder Rights Plan.


      Conectiv, Inc. (the "Company"), 800 King Street, Wilmington, DE 19899, a registered holding company has filed a declaration pursuant to Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rule 42 thereunder. The Company has previously filed an Application/Declaration on Form U-1 with the Commission requesting authorization under Section 9(a)(2) of the Act to consummate certain transactions resulting in the acquisition by the Company of all of the outstanding voting securities of Delmarva Power & Light Company, a Delaware and Virginia corporation and an operating public utility company ("Delmarva"), and of Atlantic City Electric Company, a New Jersey corporation and an operating public utility company ("ACE") and of certain direct and indirect nonutility subsidiaries (said transactions are hereinafter referred to as the "Merger") (File No. 70-9069). The Company and certain subsidiaries have also filed an Application/Declaration on Form U-1 with the Commission requesting authorization for financing transactions for the period beginning with the effective date of the Commission's order authorizing the financing transactions trough December 31, 2000 (File No. 70-9095).

      Management of the Company has proposed for consideration by the Board of Directors of the Company (the "Board") following consummation of the Merger, a stockholder rights plan, pursuant to which, the Board would declare a dividend
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distribution of one right ("Right") for each outstanding share of Common Stock and each outstanding share of Class A Common Stock to stockholders of record at the close of business on a record date ("Record Date") yet to be established. When (and, subject to the full discretion of the full Board established following the Merger, if) the proposed rights plan is adopted by the full post-Merger Board, the detailed description and terms of the Rights will be set forth in a Rights Agreement ("Agreement") to be between the Company and Conectiv Resource Partners, Inc., as Rights Agent ("Agent").(1)

      Each Right issued to a registered holder of Common Stock, par value $.01 per share (the" Company Common Stock) would, after the Right becomes exercisable, entitle such registered holder to purchase from the Company one one-hundredth of one share of Series 1 junior participating preferred stock and each Right issued to a registered holder of Class A Common Stock, par value $.01 per share (the "Class A Common Stock") would, after the Rights becomes exercisable entitle such holder to purchase from the Company one one-hundredth of one share of Series 2 junior participating preferred stock at prices to be determined by the Board of Directors as representing the long-term value of the Company. The purchase price payable upon exercise of the Rights (the "Purchase Price") will be subject to adjustment as set forth in the Rights Agreement. If prior to the time the Right becomes exercisable, the Class A Common Stock is converted into Company Common Stock in accordance with the applicable provisions of the Restated Certificate of Incorporation of the Company, the Rights attached

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(1) Conectiv Resources, Inc. ("Resources") is a subsidiary mutual service company to be established pursuant to Section 13 of the Act pursuant to the Merger U-1. All costs of establishing Resources as Rights Agent and all costs of Resources in acting as Rights Agent will be born by the Company and will not be further allocated. Until the Rights become exercisable, Resources duties as Rights Agent will be minimal and its costs are expected to be de minimis. It is not anticipated that the Rights would ever become exercisable.
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to the shares of Class A Common Stock so converted shall be converted to Rights to purchase Series 1 Preferred Stock pursuant to a conversion ratio equivalent to the conversion ratio used for converting the Class A Common Stock to Company Common Stock. Similarly, prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person, the Company may, in connection with the redemption or purchase by of shares of Class A Common Stock in accordance with the applicable provisions of the Company's Restated Certificate of Incorporation, redeem the Rights attached to the shares of Class A Common Stock so redeemed or purchased at a redemption price of $0.01 per Right, subject to adjustment.

      Until the earlier to occur of (i) ten days following the date ("Stock Acquisition Date") of the public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (such person or group being an "Acquiring Person") or (ii) ten business days (unless delayed by the Board) following the commencement of a tender offer or exchange offer, the consummation of which would result in such person or group becoming an Acquiring Person (the earlier of (i) and (ii) being called the "Distribution Date"), the Rights will not be exercisable and will be evidenced, with respect to any of the Company Common Stock or Class A Common Stock certificates outstanding as of the Record Date, by such Company Common Stock or Class A Common Stock Certificate. Until the Distribution Date, the Rights will be transferred only with the Company Common Stock or Class A Common Stock, and new Company Common Stock or Class A Common Stock certificates issued after the Record Date will contain a legend incorporating the Agreement by reference. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights
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Certificates") will be mailed to holders of record of Company Common Stock or
Class A Common Stock as the case may be, as of the close of business on the Distribution Date and thereafter such separate Right Certificates alone will evidence the Rights. Following the distribution of Rights Certificates, the Rights would trade independently of the Common Stock.

      After the Distribution Date: (1) In the event that a person becomes an Acquiring Person, each holder (other than an Acquiring Person and certain transferees thereof) may exercise a Right and receive one one-hundredth of a share of either Series 1 or Series 2 Preferred Stock having a value equal to two times the Purchase Price then in effect with respect to the Right being exercised. Rights that are beneficially owned by an Acquiring Person and certain transferees of an Acquiring Person will be null and void. (2) If, after a person becomes an Acquiring Person, Conectiv is acquired in a business combination transaction or 50% or more of its consolidated assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided) will have the right to receive, upon exercise, common stock or other equity of the acquiring company having a value equal to two times the Purchase Price then in effect with respect to the Right being exercised.

      The Purchase Price payable, and the number of shares of Preferred Stock (or other securities, cash or other property, as the case may be) issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution.
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      The proposed Rights Plan provides that at any time prior to such time as any person or group becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment ("Redemption Price"). Immediately upon the action of the Board electing to redeem the Rights, the Company shall make announcement thereof and the only right of the holders of Rights will be to receive the Redemption Price.

      At any time after a person or group becomes an Acquiring Person and before any such person or group other than the Company and certain related entities) shall have become beneficial owner of 50% or more of the total voting power of the aggregate of all shares of voting stock then outstanding, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person or certain of its transferees, which shall have become void), in whole or in part, at an exchange ratio of one one-hundredth of a share of Series 1 or Series 2 Preferred Stock, as appropriate, per Right (subject to adjustment).

      Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration) of the Company or for the equity of the Acquiring Person.

      Any of the provisions of the Agreement may be amended by the Board without the consent of the holders of the Rights; provided, however, that on or after the Distribution Date the Agreement may not be amended in any manner that would
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adversely affect the interests of holders of Rights (other than the interests of an Acquiring Person an certain transferees of such Acquiring Person).

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                                                Jonathan G. Katz
                                                                       Secretary